United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2005

Alcatel

54, rue La Boétie, 75008, Paris, France

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel
Date: January 26th, 2005	By:	/s/ Jean-Pascal Beaufret
Jean-Pascal Beaufret
Chief Financial Officer

Press release

Completion of the sale of Alcatel’s electrical
power system activities to Ripplewood

Paris, January 26, 2005 — Ripplewood and Alcatel (Paris: CGEP.PA and NYSE: ALA) announced today that they have completed the sale of Alcatel’s electrical power system activities to Ripplewood. The activities are comprised of the AEG SVS Power Supply Systems, Alcatel Converters, Harmer & Simmons and Saft Power Systems business lines, and employed 1200 people at year end-2004.

Announced in a press release dated September 17, 2004, this transaction is an important step in Alcatel’s strategy to further focus on communications solutions. It is Ripplewood’s first investment in the power electronics industry and is an important addition to its portfolio of industrial companies. Bruce Brock, the former Chief Operating Officer of Lucent Power Systems, will manage the business for Ripplewood.

About Ripplewood

Ripplewood Holdings L.L.C. is a global private equity firm that currently manages approximately USD 4 billion in total capital commitments through four institutional funds. Since its inception in 1995, Ripplewood has invested over USD 2 billion in transactions with aggregate enterprise value in excess of USD 12 billion and total revenues of USD 12 billion. The Firm employs 45 professionals in New York and Tokyo and invests in multiple industries including power electronics, automotive, consumer electronics, direct marketing, financial services, consumer products, entertainment, specialty chemicals and telecommunication services.

Ripplewood Press Contact
Don Wagner	Tel :+1 212 218 2718

About Alcatel

Alcatel provides communications solutions to telecommunication carriers, Internet service providers and enterprises for delivery of voice, data and video applications to their customers or employees. Alcatel brings its leading position in fixed and mobile broadband networks; applications and services, to help its partners and customers build a user-centric broadband world. With sales of EURO 12.5 billion in 2003, Alcatel operates in more than 130 countries.

For more information, visit Alcatel on the Internet: http://www.alcatel.com

Alcatel Press Contacts
Aurélie Boutin / HQ	Tel :+ 33 (0)1 40 76 11 79	aurelie.boutin@alcatel.com
Régine Coqueran / HQ	Tel :+ 33 (0)1 40 76 49 24	regine.coqueran@alcatel.com

Alcatel Investor Relations
Pascal Bantegnie	Tel : +33 (0)1 40 76 52 20	pascal.bantegnie@alcatel.com
Nicolas Leyssieux	Tel : +33 (0)1 40 76 37 32	nicolas.leyssieux@alcatel.com
Maria Alcon	Tel : +33 (0)1 40 76 15 17	maria.alcon@alcatel.com

Charlotte Laurent-Ottomane	Tel : +1 703 668 3571	charlotte.laurent-ottomane@alcatel.com